Exhibit (a)(7)

[Press release dated July 8, 2003, relating to employee compensation]

Microsoft Reshapes Compensation for Continued Success

Company Will Grant Stock Awards to More Closely Align Interests Of Employees and Shareholders; Company Also Will Expense Equity Compensation

REDMOND, Wash. — July 8, 2003 —Microsoft Corp. today announced changes in employee compensation that CEO Steve Ballmer said “will help the company continue to attract and retain the best employees, and better align their interests with those of our shareholders. These changes are a key step in our ongoing effort to position Microsoft for long-term success.”

Starting in September 2003, employees will be granted Stock Awards instead of stock options. The Stock Award program offers employees the opportunity to earn actual shares of Microsoft stock over time, rather than options that give employees the right to purchase stock at a set price.

As part of the changes, the company announced that a significant portion of stock-based compensation for more than 600 of Microsoft’s senior leaders will depend on growth in the number and satisfaction of Microsoft customers. Ballmer and Chairman and Chief Software Architect Bill Gates will not receive Stock Awards, just as they have never received stock options throughout the company’s history.

Microsoft also said it is working on a plan to enable employees to realize some value on the portion of their stock options that are currently “underwater,” by selling their options to a third-party financial institution. If approved, the company expects to implement this plan by the end of 2003.

“Our compensation philosophy is simple,” Ballmer said. “We want to be a magnet for the best people by paying smarter. We want to attract and retain employees by offering real ownership and great long-term financial incentives. And we want to ensure that our senior employees’ total compensation is even more closely linked to growth in the number and satisfaction of our customers.”

While many companies provide stock awards, commonly known as restricted stock units, to executives, Microsoft is one of the first major corporations in which every employee will be eligible to become a direct owner of the company through Stock Awards.

The new compensation plan is the result of more than a year of review by Microsoft’s senior executive team and human resources staff, and it reflects significant feedback from employees about compensation and related issues. The new plan represents another step in an ongoing evolution of Microsoft’s business processes designed to position Microsoft for long-term growth:

•	In April 2002, the company reorganized its business and marketing structure to focus on seven core businesses; it also has made significant changes to how the product groups and the field sales force collaborate to meet customer needs.

•	In June 2002, Microsoft updated its mission, and articulated a set of values and tenets for how the company would work internally, as well as with partners and customers.

•	The company has sharpened the focus of its nearly $5 billion investment in R&D innovation around an integrated platform strategy and the forthcoming “Longhorn” wave of products.

•	In a business plan sent to employees last month, the company outlined key priorities, including improving connections with customers, increasing internal efficiency, and meeting competitive challenges, especially those surrounding Linux.

As a result of the changes in its compensation approach, Microsoft indicated that starting with its 2004 fiscal year, the company will begin expensing all equity-based compensation, including previously granted stock options.

“Because Stock Awards must be expensed as they vest, we will include the cost of all equity-based compensation in both future and prior years’ financial statements to preserve year-over-year comparability,” said John Connors, senior vice president, finance and administration, and chief financial officer at Microsoft. “We agree with others in our industry that there’s no one-size-fits-all approach when it comes to equity compensation programs and the resultant accounting for them. Every company has a unique set of circumstances, and this is the appropriate accounting treatment for our new compensation plan.”

Founded in 1975, Microsoft (Nasdaq “MSFT”) is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software — any time, any place and on any device.

Microsoft is a registered trademark of Microsoft Corp. in the United States and/or other countries.

The names of actual companies and products mentioned herein may be the trademarks of their respective owners.

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